Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years ended September 30,					Nine months ended June 30, 2016
	2011	2012	2013	2014	2015
Income before income taxes	$324,847	$313,304	$404,801	$397,293	$478,970	$306,837
Fixed charges	12,748	39,360	58,103	71,803	74,551	63,533
Capitalized interest	(8,218)	(32,900)	(33,200)	(30,000)	(22,000)	(13,000)
Earnings	$329,377	$319,764	$429,704	$439,096	$531,521	$357,370
Ratio of earnings to fixed charges	25.8x	8.1x	7.4x	6.1x	7.1x	5.6x

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.